KWESST MICRO SYSTEMS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three months ended December 31, 2024

(Expressed in Canadian Dollars)

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

All references in this management's discussion and analysis (the "MD&A") to "KWESST", "we", "us", "our", and the "Company" refer to KWESST Micro Systems Inc. and its subsidiaries as at December 31, 2024. This MD&A has been prepared with an effective date of February 14, 2025.

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three months ended December 31, 2024 ("Q1 Fiscal 2025 FS") and the annual audited consolidated financial statements and related notes for the year ended September 30, 2024 ("Fiscal 2024 FS"). The financial information presented in this MD&A is derived from these unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements that involves risk, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See "Forward-Looking Statements".

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information, including press releases, relating to KWESST is available for view on SEDAR+ at www.sedar.com.

NON-IFRS MEASURES

In this MD&A, we have presented earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA that has been adjusted for the removal of share-based compensation, foreign exchange loss (gain), change in fair value of derivative liabilities, and any one-time, irregular and non-recurring items ("Adjusted EBITDA") to provide readers with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also uses non-IFRS measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that these non-IFRS financial measures enable us to identify underlying trends in our business that could otherwise be hidden by the effect of certain expenses that we exclude in the calculations of the non-IFRS financial measures.

Accordingly, we believe that these non-IFRS financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis in the business and provides useful information to investors and securities analysts, and other interested parties in understanding and evaluating our operating results, enhancing their overall understanding of our past performance and future prospects.

We caution readers that these non-IFRS financial measures do not replace the presentation of our IFRS financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with IFRS. There are limitations in the use of non-IFRS measures because they do not include all the expenses that must be included under IFRS as well as they involve the exercise of judgment concerning exclusions of items from the comparable non-IFRS financial measure. Furthermore, other peers may use other non-IFRS measures to evaluate their performance, or may calculate non-IFRS measures differently, all of which could reduce the usefulness of our non-IFRS financial measures as tools for comparison.

GOING CONCERN

As an early-stage company, we have not yet reached significant revenue levels for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. KWESST's Q1 Fiscal 2025 FS have been prepared on the going concern basis which presumes that KWESST will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. Refer to Note 2(a) of the Q1 Fiscal 2025 FS for further information.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

TRADEMARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This MD&A also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

  our expectations regarding our business, financial condition and results of operations;
  the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and/or may conduct business in the future;
  our expansion into domestic and international markets;
  our ability to attract customers and clients;
  our marketing and business plans and short-term objectives;
  our ability to obtain and retain the licenses and personnel we require to undertake our business;
  our ability to deliver under contracts with customers;
  anticipated revenue and related margin from professional service contracts with customers;
  our strategic relationships with third parties;
  our anticipated trends and challenges in the markets in which we operate;
  governance of us as a public company; and
  expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors, some of which are discussed in greater detail under the section "Risk Factors" in our 20-F dated December 27, 2024:

  limited operating history;
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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024
  failure to realize our growth strategy;
  failure to complete transactions or realize anticipated benefits;
  reliance on key personnel;
  regulatory compliance;
  competition;
  changes in laws, regulations and guidelines;
  demand for our products;
  fluctuating prices of raw materials;
  pricing for products;
  ability to supply sufficient product;
  potential cancellation or loss of customer contracts if we are unable to meet contract performance requirements;
  expansion to other jurisdictions;
  damage to our reputation;
  operating risk and insurance coverage;
  negative operating cash flows;
  management of growth;
  product liability;
  product recalls;
  environmental regulations and risks;
  ownership and protection of intellectual property;
  constraints on marketing products;
  fraudulent or illegal activity by our employees, contractors and/or consultants;
  breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
  government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;
  regulatory or agency proceedings, investigations and audits;
  additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;
  the terms of additional capital raises;
  conflicts of interest;
  litigation;
  risks related to United States' and other international activities, including regional conflicts that may impact our operations;
  risks related to security clearances;
  risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;
  risks related to our foreign private issuer status;
  risks related to our emerging growth status;
  risks related to our failure to meet the continued listing requirements of the Nasdaq Capital Market ("Nasdaq"), particularly the minimum bid price requirements within the second extension period;
  risks related to the shareholder vote required for a share consolidation to remediate our current Nasdaq minimum bid price deficiency;
  risks related to the liquidity of our common shares (the "Common Shares"); and
  significant changes or developments in United States trade policies and tariffs which may have a material adverse effect on our business and financial statements.

Although the forward-looking statements contained herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

Consequently, all of the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

BUSINESS OVERVIEW

Corporate Information

We are a Canadian corporation incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington, DC (United States), London (United Kingdom) and Abu Dhabi (United Arab Emirates).

KWESST Micro Systems Inc. is an early-stage technology company that develops and commercializes next-generation tactical systems for military and security forces and public safety markets.

Our product development has focused on three niche market segments as follows:

Our core mission is to protect and save lives. We group our offerings for commercialization purposes into Military and Public Safety missions, as shown on our website at www.kwesst.com.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

KWESST's Military offerings are comprised of:

  Digitization: real-time data sharing at the tactical level, including integration with Battlefield Management Applications (BMS) including ATAK and TAK;
  Digitized firing platforms ("Digital Fires" or "Joint Fires");
  Battlefield Laser Detection Systems ("BLDS"); and
  Digitized Electro Magnetic Spectrum Operations ("EMSO").

KWESST's Public Safety offerings are comprised of:

  KWESST Lightning: leverages the Company's military digitization technology to provide responders to any type of incident with instant onboarding to the mission and TAK-enabled real-time situational awareness software as a service ("SaaS"). The Company is currently engaging in trials and pilots of the product as it continues development towards the commercial release that is currently expected to be available in Fiscal 2025.
  Less-Lethal Munitions Systems:
  PARA OPSTM, a next-generation less-lethal system just being introduced to market now.
  ARWENTM 37mm system, plus a new 40mm munition.

Strategy

Our strategy is to pursue and win large defense contracts for multi-year revenue visibility with prime defense contractors for next-generation situational awareness, with a particular focus on ATAK applications that can be leveraged to address similar requirements in the Public Safety Market complemented by our proprietary ARWEN and PARA OPSTM  less-lethal products, where it is possible to drive sales and where the sales cycle is typically shorter than the more programmatic defense market.

Major Highlights - Quarter ended December 31, 2024 ("Q1 Fiscal 2025")

The following is a summary of the major highlights that occurred during Q1 Fiscal 2025:

  On October 1, we updated investors on the ramp-up of activity on our sub-contract to Thales Canada in support of the Canadian DND Land C4ISR (Land Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) series of contracts to modernize the Canadian Army's capabilities through advanced Land C4ISR systems program. KWESST was in various stages of completing its staffing with conditional offers accepted for all 16 positions on the program, representing an annualized revenue of approximately $3.3 million. The Company expects to continue to increase staffing, and related revenue, as future taskings are received. The Company's maximum potential workshare under the Land C4ISR and DSEF (Directorate Land Command Systems Program Management Software Engineering Facility) remains approximately CAD$48 million and $27 million for the initial contract periods of six and five years respectively.
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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

  On October 10, we announced our plan to proceed with a consolidation of our outstanding Common Shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share (the "Consolidation"). The Company believed that the Consolidation was in the best interests of shareholders as it allowed the Company to ensure continued compliance with the Nasdaq minimum bid price requirements.

  On October 21, we announced that, further to the Company's press release on October 10, 2024, the Company has received approval of the TSX Venture Exchange for the consolidation of the Company's issued and outstanding Common Shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share.

  On October 23, we announced that our wholly-owned subsidiary, KWESST Inc., had entered into a receivables factoring agreement with a US-based global financing company. The facility provides up to CAD$250,000 advanced at a rate of 2.5% for the first thirty days and 1% for each ten days thereafter until receipt of funds from the receivable payee and is limited to a total of 20% of the value of the receivable funded. Funds are advanced at 80% up front of the face value of the receivable with a 20% fee deposit retained by the financing company until the amount funded is fully repaid, following which any balance remaining of the 20% fee deposit is returned to KWESST Inc. The agreement grants security against KWESST Inc.'s receivables and other assets for funds advanced by the financing company. The initial term is for 12 months and may be terminated within such term by KWESST Inc., subject to the payment of an early termination fee of 3% of the total limit of the facility.

  On October 23, we announced we had completed our plan to ramp up volume production of ARWEN cartridges, including the new 40mm baton round following successful characterization testing by a recognized ballistics laboratory. The ARWEN system is long-established in the law enforcement community and was designed as an alternative to lethal force for maintaining public order in the event of riots and civil unrest during protests and demonstrations. Historically, the Company has offered a 37mm cartridge that fires from its ARWEN launchers. In a move to expand the market for ARWEN branded products and to leverage the large installed base of third-party 40mm firing platforms, KWESST announced and showcased a new 40mm baton cartridge at the annual SHOT Show in January 2024. Live fire demonstrations at the SHOT Show Range Day and other events since then have demonstrated the notable performance of the new 40mm baton cartridge.

  On November 1, we announced the closing of a public offering of 3,889,000 pre-funded warrants at a public offering price of $1.25 (US$0.90) per Common Share. The gross proceeds from the offering were approximately $4.9 million (US$3.5 million), before deducting placement agent fees of US$0.0675 (CAD$0.094) per Common Share (being an aggregate of $365,726 (US$262,508 ) or 7.5% of the public offering price of the securities) and estimated offering expenses were $417,960 (US$300,000). In addition, the Company issued to the placement agent as compensation for its services 194,450 Common Share purchase warrants with an exercise price of $1.567 (US$1.125) per share.

  On November 11, we announced that we intended to issue a total of 119,047 Common Shares at a deemed price per Common Share of $0.84 per share, representing a 20% discount on the closing price of the Shares on the TSXV for settlement of business expenses incurred while representing the Company in an aggregate amount of CAD$100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

  On November 12, we announced the closing of a brokered private placement offering to an institutional accredited investor for aggregate gross proceeds of approximately $3.4 million (the "November 2024 Offering"). As a part of the November 2024 Offering, the Company issued 4,145,200 pre-funded warrants to acquire one Common Share at a price of $0.824 per pre-funded warrant, inclusive of the exercise price of $0.001 per Common Share. Each pre-funded warrant was bundled with one Common Share purchase warrant of the Company. We also announced that the Company amended the terms of the outstanding pre-funded warrants issued on November 1, 2024, as part of the Company's best efforts public offering in the United States. The amendments revised the exercise price of the pre-funded warrant from USD$0.001 to CAD$0.0014, revised currency references from USD to CAD, and removed the ability for the holder to exercise the pre-funded warrant on a cashless basis. The foregoing amendments were agreed to by the holder of such pre-funded warrants pursuant to a pre-funded warrant amendment agreement.

  On November 13, we announced that we received a letter from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until May 12, 2025, to regain compliance with the minimum bid price requirement. The Company was first notified by Nasdaq of its failure to maintain the minimum bid price requirement on May 16, 2024 and was given until November 12, 2024 to regain compliance. The Company did not regain compliance with the minimum bid price requirement during the first 180 calendar day period. On November 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with an additional and final 180 calendar day period, or until May 12, 2025, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our Common Shares must meet or exceed US$1.00 per share for a minimum of ten consecutive business days at any time prior to the Compliance Date, unless the Nasdaq staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H). Should the Company fail to cure the deficiency in the second 180-day extension period which ends May 12, 2025, no further extensions will be granted and the Nasdaq will initiate delisting procedures.

  In December 2024, the LEC royalty payment (see Contractual Obligations and Commitments below) that was due April 2025, in the amount of $200,000 was paid early to DEFSEC in exchange for a $25,000 reduction, resulting in a net payment of $175,000.

The following is a summary of major highlights that occurred after December 31, 2024:

  On January 6, the Company announced the appointment of Mrs. Jennifer Welsh as Chief Financial Officer and Chief Compliance Officer of the Company, replacing Mr. Kris Denis, who will transition to a new role within the KWESST finance team, reporting to Mrs. Welsh. The Company also announced the appointment of Mr. James Yersh as a director of the Company and Chair of the Audit Committee.
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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

RESULTS OF OPERATIONS

The following selected financial data has been extracted from Q1 Fiscal 2025 FS.

	Three months ended December 31,		Change
	2024	2023	%

Revenue	$887,658	$129,068	588%
Cost of sales	(483,136)	(182,873)	164%
Gross profit (loss)	404,522	(53,805)	-852%
Gross margin %	45.6%	-41.7%

Operating Expenses
General and administrative ("G&A")	1,948,036	1,333,000	46%
Selling and marketing ("S&M")	684,713	496,595	38%
Research and development ("R&D")	687,959	624,840	10%
Total operating expenses	3,320,708	2,454,435	35%

Operating loss	(2,916,186)	(2,508,240)	16%

Other income (expenses)
Share issuance costs	(1,807,686)	-	100%
Net finance costs	(62,059)	(13,197)	370%
Foreign exchange gain	113,283	91,710	24%
Change in fair value of warrant liabilities	1,215,633	2,030,754	-40%
Total other income (expenses), net	(540,829)	2,109,267	-126%

Net loss	$(3,457,015)	$(398,973)	766%
EBITDA loss (1)	$(3,080,465)	$(64,355)	4687%
Adjusted EBITDA loss(1)	$(2,550,640)	$(2,123,330)	20%
Loss per share - basic and diluted	$(1.14)	$(0.71)	61%

Weighted average common shares - basic	3,032,168	561,678	440%

(1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures". See below for reconciliation of Non-IFRS Measures.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

In the following table, we have reconciled EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

	Three months ended December 31,
	2024	2023

Net loss as reported under IFRS	$(3,457,015)	$(398,973)
Net finance costs	62,059	13,197
Depreciation and amortization	314,491	321,421
EBITDA loss	(3,080,465)	(64,355)
Other adjustments:	1,807,686
Share issuance costs		-
Stock-based compensation	51,055	63,489
Change in fair value of warrant liabilities	(1,215,633)	(2,030,754)
Foreign exchange gain	(113,283)	(91,710)
Adjusted EBITDA loss	$(2,550,640)	$(2,123,330)

Current Quarter Variance Analysis (Q1 Fiscal 2025 vs. Q1 Fiscal 2024)

For Q1 Fiscal 2025, KWESST's net loss was $3.5 million compared to $0.4 million in Q1 Fiscal 2024. Q1 Fiscal 2025 EBITDA loss was $3.1 million, an increase of $3.0 million over the comparable prior year period mainly due to the share issuance costs incurred on the November 2024 public offering of $1.8 million whereas there were no equity raises in the comparable prior year period, a decrease in the gain on the change in fair value of the warrant liabilities which fluctuates depending on the Company's stock price, an increase in G&A and S&M expenses of $0.8 million due to increased professional fees and personnel costs offset by an increase in gross profit of $0.5 million on our digitization contracts.

Revenue

Total revenue increased by $0.8 million in Q1 Fiscal 2025 compared to Q1 Fiscal 2024, mainly due to an additional $0.6 million generated from our digitization business line, along with an increase of $0.1 million from our non-lethal business line (driven from the sale of ARWEN products).

We expect revenue to increase with the commercial launch of KWESST LightningTM which we expect to be in Fiscal 2025, as well as from the expected demand/future orders for the new ARWEN 40mm ammunition and PARA OPS products. Management continues to work with our industry partners to determine the outlook for ramp-up on the DSEF and LC4ISR programs.  The Company continues to expect no material impact to the overall potential revenue over the life of the contract.

Gross Profit

In Q1 Fiscal 2025, the gross profit was $0.4 million or 45.6% as compared to a gross loss of $0.1 million in Q1 Fiscal 2024. The increase in gross profit is due primarily to the ramp up of digitization revenue from government programs, the Canadian Red Cross contract that concluded in the period as well as the ramp up of higher margin ARWEN product sales. In Q1 Fiscal 2024, there were higher than anticipated costs on a fixed price digitization contract as well as initial ramp up costs on one of the government programs.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

Operating Expenses ("OPEX")

Total OPEX increased by $0.9 million from the comparable prior year period in the three months ended December 31, 2024 due to the following factors:

  S&M increased by $0.2 million, primarily due to an increase in personnel costs due to a shift in allocation of senior management as they focus their current strategies on sales and marketing as well as increased head count, offset by a decrease in consulting costs as the Company increased head count to reduce the reliance on consultants;

  G&A increased by $0.6 million, primarily due to an increase in professional fees due to work relating to the Nasdaq Minimum Price requirement and the internal control consulting work, the impairment of a right-of-use asset, an increase in overall general expenses, along with an increase in personnel costs due to an increased head count along with a short-term incentive plan expense, offset by a decrease in consulting fees; and

  R&D increased by $0.1 million, primarily due to an increase in personnel costs advancing the KWESST LightningTM and BLDS projects in Q1 Fiscal 2025, offset by a decrease in engineering costs related to the PARA OPS products.

Other income (expenses), net

For Q1 2025, our total other expenses were $0.5 million, compared to total other income of $2.1 million in Q1 2024 resulting in a decrease of $2.6 million. The change in other income (expenses) was driven mainly by:

  a $0.8 million unfavorable change in the fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at December 31, 2024. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired; and

  $1.8 million in share offering costs related to the November 2024 public offering. There were no equity financings in the comparable prior year period.

SUMMARY OF QUARTERLY RESULTS

The following table summarize selected results for the eight most recently completed quarters to December 31, 2024 (unaudited):

	2025	2024				2023
($ in thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	888	560	329	486	129	606	150	161
Net loss	(3,457)	(2,337)	(1,162)	(3,540)	(399)	(2,419)	(3,452)	(1,227)

Quarterly Results Trend Analysis

There is no material change to our quarterly results trend from our disclosure in our annual MD&A dated December 27, 2024 except that we expect further volatility with our quarterly revenue during Fiscal 2025 due to the uncertain magnitude and timeline of ramp-up on our military government contracts, ramp-up of revenue for new ARWEN and PARA OPS products, as well as the uncertain magnitude and timeline of any equity financings and related share issuance costs. Additionally, we expect further volatility with our quarterly net loss due to the remeasurement of warrant liabilities at each reporting period, with the change in fair value recorded through the statements of changes in net loss and comprehensive loss.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

FINANCIAL CONDITION

The following table summarizes our financial position:

	December 31,	September 30,
	2024	2024
Assets
Current	$4,608,912	$1,842,355
Non-current	3,461,286	3,774,793
Total assets	$8,070,198	$5,617,148

Liabilities
Current	$1,790,133	$2,975,581
Non-current	1,267,524	1,273,280
Total liabilities	3,057,657	4,248,861

Net assets	$5,012,541	$1,368,287

Working capital (1)	$2,818,779	$(1,133,226)

   (1) Working capital is calculated as current assets less current liabilities.

Our working capital was $2.8 million at December 31, 2024, a $4.0 million increase from September 30, 2024. The increase was primarily due to the proceeds from two financings in Q1 Fiscal 2025 and a decrease in accounts payable and royalties payable. Current liabilities include warrant liabilities, a non-cash liability item (see Note 10 of the Q1 Fiscal 2025 FS). Excluding warrant liabilities, we would have working capital of $3.2 million. These warrant liabilities will be extinguished when the warrants are exercised or expired. If exercised, the proceeds will provide us with additional capital to fund our future working capital requirements. There is no assurance that any warrants will be exercised.

Total assets increased by $2.5 million from September 30, 2024, mainly due to an increase in cash of $2.6 million from two financing activities in the first quarter of Fiscal 2025 and an increase in accounts receivable of $0.5 million due to the digitization contracts, offset by a decrease in the unamortized value of non-current assets of $0.3 million and a decrease in the deferred financing costs recognized in Q1 Fiscal 2025 of $0.3 million.

Total liabilities decreased by $1.2 million from September 30, 2024, mainly due to a decrease in accounts payable and accrued liabilities of $0.5 million due to the timing of payments to suppliers, a $0.2 million decrease in royalties payable due to an early repayment in Q1 Fiscal 2025 resulting in a $25,000 discount. The royalty payable is from the purchase of the LEC patents from a company owned by the Company’s Chairman. A decrease in warrant liabilities of $0.4 million due to the fluctuation in the Company's stock price and a $0.1 million decrease in existing lease obligations.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. We regularly perform cash flow forecasts to ensure that we have sufficient cash to meet our operational needs while maintaining sufficient liquidity. At this time, we do not use any derivative financial instruments to hedge our currency risk.

On November 1, 2024, we closed a public offering pursuant to which we received aggregate gross proceeds of USD$3.5 million (CAD$4.9 million), before underwriting and offering costs. On November 12, 2024, we closed a private placement pursuant to which we received aggregate gross proceeds of CAD$3.4 million, before underwriting and offering costs.

At December 31, 2024, our cash position was $2.9 million, an increase of $2.6 million since September 30, 2024 primarily due to two financing activities of CAD$8.3 million before underwriting and offering costs, offset by cash used in operations of $5.1 million.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

As an early-stage company, we have not yet reached significant revenue levels for most of our other products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. However, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings. On October 23, 2024, the Company entered into a receivable factoring agreement. The facility provides up to CAD$250,000 advanced at a rate of 2.5% for the first thirty days and 1% for each ten days thereafter until receipt of funds from the receivable payee and limited to a total of 20% of the value of the receivable funded. Funds are advanced at 80% up front of the face value of the receivable with a 20% fee deposit retained by the financing company until the amount funded is fully repaid, following which any balance remaining of the 20% fee deposit is returned to KWESST Inc. The agreement grants security against KWESST Inc.'s receivables and other assets for funds advanced by the financing company. The initial term is for 12 months and may be terminated within the term by KWESST Inc. subject to the payment of an early termination fee of 3% of the total limit of the facility. In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA OPS system market development efforts, timing for winning new customer contracts, potential acquisitions, and other relevant considerations. In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	Three months ended December 31,
	2024	2023
Cash inflows (outflows) by activity:
Operating activities	$(3,244,217)	$(2,851,179)
Investing activities	(51,895)	(46,113)
Financing activities	5,893,540	(35,585)
Net cash inflows (outflows)	$2,597,428	$(2,932,877)
Cash and cash equivalents, beginning of period	256,828	5,407,009
Cash and cash equivalents, end of period	$2,854,256	$2,474,132

Cash used in operating activities

Cash flow used in operating activities increased by $0.4 million to $3.2 million for the three months ended December 31, 2024 primarily due to payments on payables, an increase in G&A and S&M expenses, compared to regular operating activities in Q1 Fiscal 2024, with no significant transactions.

Cash used in investing activities

Cash flow used in investing activities in Q1 Fiscal 2025 was comparable to Q1 Fiscal 2024 mainly due to minor investments in property and equipment as well as related patents.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

Cash provided by (used in) financing activities

Cash flow provided by financing activities was $5.9 million in Q1 Fiscal 2025 compared to an insignificant amount of cash flows used in financing activities in Q1 Fiscal 2024 related to the repayment of lease obligations. The increase was due to the two financing activities with gross proceeds of $8.3 million offset by share offering costs of 2.4 million.

Capital Resources

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business. Senior management is responsible for managing capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support the growth strategy. Our Board of Directors is responsible for overseeing this process. From time to time, we could issue new Common Shares or debt to maintain or adjust our capital structure. We are not subject to any externally imposed capital requirements.

Our primary sources of capital to date have been borrowings, security offerings, exercise of stock options and warrants and, to a lesser extent, revenue.  The following is a breakdown of our capital:

	December 31,	September 30,
	2024	2024
Debt:
Lease obligations	$268,248	$302,223
Warrant liabilities	399,420	847,295
Equity:
Share capital	42,210,057	37,822,725
Warrants	3,711,845	1,084,687
Contributed surplus	5,335,808	5,152,753
Accumulated other comprehensive loss	(134,796)	(38,520)
Accumulated deficit	(46,110,373)	(42,653,358)
Total capital	$5,680,209	$2,517,805

Contractual Obligations and Commitments

At December 31, 2024, our contractual obligations and commitments were as follows:

					5 years and
Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	beyond

Minimum royalty commitments	$2,000,000	$-	$450,000	$550,000	$1,000,000
Accounts payable and accrued liabilities	1,133,351	1,133,351	-	-	-
Lease obligations	314,077	210,867	103,210	-	-
Total contractual obligations	$3,447,428	$1,344,218	$553,210	$550,000	$1,000,000

Refer to the summary of major highlights that occurred in Q1 Fiscal 2025 section above regarding the minimum royalty payment due within one year.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

Shares Outstanding

At December 31, 2024, authorized capital consists of an unlimited number of Common Shares with no stated par value. The following table shows the outstanding Common Shares and dilutive securities at December 31, 2024:

	December 31, 2024(1)	Average price (CAD $)	Proceeds if Exercised
Common shares	7,887,223
Founders' warrants	-	$-	$-
Warrants	4,145,914	$1.03	$4,270,291
Pre-funded warrants	1,860,373	$0.001	$2,064
Warrant liabilities	953,972	$32.72	$31,213,964
Over-allotment warrants	37,500	$74.28	$2,785,500
U.S. Underwriter warrants	485,122	$4.89	$2,372,247
Stock options	22,561	$26.58	$599,671

Total common shares and dilutive securities	15,392,665		$41,243,737

(1) Represents the number of shares to be issued upon exercise.

The following table shows the outstanding Common Shares and dilutive securities at February 14, 2025:

	February 14, 2025(2)	Average price (CAD $)	Proceeds if Exercised
Common shares	9,012,223
Founders' warrants	-	$-	$-
Warrants	4,145,914	$1.03	$4,270,291
Pre-funded warrants	735,373	$0.001	$937
Warrant liabilities	953,972	$32.51	$31,013,630
Over-allotment warrants	37,500	$73.81	$2,767,875
U.S. Underwriter warrants	485,122	$4.86	$2,357,693
Stock options	22,561	$26.58	$599,671

Total common shares and dilutive securities	15,392,665		$41,010,097

(2) Represents the number of shares to be issued upon exercise.

Shares for Debt Settlement - January 2024

On January 10, 2024, we issued 4,670 Common Shares in a settlement of debt in an amount of approximately $97,615. See Note 11(a) of the Q1 Fiscal 2025 FS for further details.

US Public Offering - April 2024

On April 9, 2024, we closed a brokered US public offering, resulting in the issuance of 73,500 Common Shares, for aggregate gross proceeds of US$1,000,025 (approximately CAD$1.4 million) (the "April 2024 Public Offering"). See Note 11(a) of the Q1 Fiscal 2025 FS for further details.

For the estimated use of proceeds from the April 2024 Public Offering, refer to our annual MD&A for Fiscal 2024 dated December 27, 2024.

US Public Offering - June 2024

On June 14, 2024, we closed a brokered US public offering, resulting in the issuance of 290,000 Common Shares, for aggregate gross proceeds of approximately US$1,682,000 (approximately CAD$2.3 million) (the "June 2024 Public Offering"). See Note 11(a) of the Q1 Fiscal 2025 FS for further details.

For the estimated use of proceeds from the June 2024 Public Offering, refer to our annual MD&A for Fiscal 2024 dated December 27, 2024.

US Registered Direct Offering - August 2024

On August 13, 2024, we closed the August 2024 Offering for the purchase and sale of 471,500 Common Shares at a purchase price of US$2.00 per Common Share for gross proceeds of US$943,000 (approximately CAD$1.4 million) (the "August 2024 Direct Offering"). See Note 11(a) of the Q1 Fiscal 2025 FS for further details.

For the estimated use of proceeds from the August 2024 Direct Offering, refer to our annual MD&A for Fiscal 2024 dated December 27, 2024.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

US Public Offering - November 2024

On November 1, 2024, we closed the November 2024 Public Offering for the purchase and sale of 3,889,000 pre-funded warrants at a purchase price of US$0.90 per pre-funded warrant. The gross proceeds were US$3.5 million (approximately CAD$4.9 million). See Note 11(a) of the Q1 Fiscal 2025 FS for further details.

Shares for Debt Settlement - November 2024

On November 11, 2024, we issued 119,047 Common Shares in a settlement of debt in an amount of $100,000. See Note 11(a) of the Q1 Fiscal 2025 FS for further details.

Private Placement - November 2024

On November 12, 2024, we closed the November 2024 Private Placement for the purchase and sale of 4,145,200 pre-funded warrants at a purchase price of $0.824 for gross proceeds of $3.4 million. Each pre-funded warrant was bundled with one Common Share purchase warrant of the Company. See Note 11(a) of the Q1 Fiscal 2025 FS for further details.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

RELATED PARTY TRANSACTIONS

Refer to Note 8 of the Q1 Fiscal 2025 FS for disclosure about KWESST's related party transactions conducted in the normal course of business.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

Refer to Note 15 of the Q1 Fiscal 2025 FS for further disclosure of our financial instruments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2(f) of the Fiscal 2024 audited consolidated financial statements for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

OUTSTANDING SHARE INFORMATION

At December 31, 2024, KWESST's authorized capital consists of an unlimited number of Common Shares with no stated par value. There were 7,887,223 outstanding and issued Common Shares as at December 31, 2024.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

SUBSEQUENT EVENTS

There were no events subsequent to December 31, 2024.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required by National Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, we have evaluated, under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the effectiveness of the design and operation of our disclosure controls and procedures ("DC&P") (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of the end of the quarter. These DC&P are designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis.

Based upon the evaluation, our CEO and CFO have concluded that the operation of our DC&P were effective as of September 30, 2024. Since the September 30, 2024, evaluation, there have been no changes in our DC&P that materially affected or are reasonably likely to materially affect our DC&P, accordingly their design remains effective.

Management's Assessment on Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and as required by Rule 13a-15(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, the CEO and CFO are responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"), The Company's management, including the CEO and CFO, designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, under the supervision, and with the participation, of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as at September 30, 2024 against the COSO Framework. Based on these evaluations, our management, including our CEO and CFO, concluded that no material weaknesses existed and our ICFR were effective as of September 30, 2024. During the first quarter ended on December 31, 2024, there have been no changes that have materially affected or is reasonably likely to materially affect our ICFR, accordingly their design remains effective.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE MONTHS ENDED DECEMBER 31, 2024

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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